UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

XPeng Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share
(Title of Class of Securities)

98422D105**
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☑ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98422D105
1.	Names of Reporting Persons Pacific Rays Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 77,350,175 Class A ordinary shares (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 77,350,175 Class A ordinary shares (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,350,175 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1% (2)
12.	Type of Reporting Person (See Instructions) CO

(1) Represents 77,350,175 Class A ordinary shares held by Pacific Rays Limited, a limited liability company incorporated under the laws of the British Virgin Islands. Pacific Rays Limited is wholly owned by Shanghai Keji Enterprise Management Partnership (LLP). Shanghai Keji Enterprise Management Partnership (LLP) is controlled by Tianjin Hexie Qingyu Investment Management Partnership (LLP), its general partner. Tianjin Hexie Qingyu Investment Management Partnership (LLP) is controlled by Xizang Qingyu Venture Capital Management Co., Ltd., its general partner. Xizang Qingyu Venture Capital Management Co., Ltd. is wholly owned by four individuals, including Kuiguang Niu, Dongliang Lin, Fei Yang and Jingbo Wang, who have the voting power and dispositive power over the shares held by Pacific Rays Limited.

(2) Percent of class is calculated based on an aggregate of 956,941,066 Class A ordinary shares as disclosed in the prospectus dated December 8, 2020 filed pursuant to Rule 424(b)(4) on December 10, 2020.

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CUSIP No.	98422D105
1.	Names of Reporting Persons Shanghai Keji Enterprise Management Partnership (LLP)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 77,350,175 Class A ordinary shares (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 77,350,175 Class A ordinary shares (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,350,175 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1% (2)
12.	Type of Reporting Person (See Instructions) PN

(1) Represents 77,350,175 Class A ordinary shares held by Pacific Rays Limited, a limited liability company incorporated under the laws of the British Virgin Islands. Pacific Rays Limited is wholly owned by Shanghai Keji Enterprise Management Partnership (LLP). Shanghai Keji Enterprise Management Partnership (LLP) is controlled by Tianjin Hexie Qingyu Investment Management Partnership (LLP), its general partner. Tianjin Hexie Qingyu Investment Management Partnership (LLP) is controlled by Xizang Qingyu Venture Capital Management Co., Ltd., its general partner. Xizang Qingyu Venture Capital Management Co., Ltd. is wholly owned by four individuals, including Kuiguang Niu, Dongliang Lin, Fei Yang and Jingbo Wang, who have the voting power and dispositive power over the shares held by Pacific Rays Limited.

(2) Percent of class is calculated based on an aggregate of 956,941,066 Class A ordinary shares as disclosed in the prospectus dated December 8, 2020 filed pursuant to Rule 424(b)(4) on December 10, 2020.

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CUSIP No.	98422D105
1.	Names of Reporting Persons Tianjin Hexie Qingyu Investment Management Partnership (LLP)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 77,350,175 Class A ordinary shares (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 77,350,175 Class A ordinary shares (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,350,175 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1% (2)
12.	Type of Reporting Person (See Instructions) PN

(1) Represents 77,350,175 Class A ordinary shares held by Pacific Rays Limited, a limited liability company incorporated under the laws of the British Virgin Islands. Pacific Rays Limited is wholly owned by Shanghai Keji Enterprise Management Partnership (LLP). Shanghai Keji Enterprise Management Partnership (LLP) is controlled by Tianjin Hexie Qingyu Investment Management Partnership (LLP), its general partner. Tianjin Hexie Qingyu Investment Management Partnership (LLP) is controlled by Xizang Qingyu Venture Capital Management Co., Ltd., its general partner. Xizang Qingyu Venture Capital Management Co., Ltd. is wholly owned by four individuals, including Kuiguang Niu, Dongliang Lin, Fei Yang and Jingbo Wang, who have the voting power and dispositive power over the shares held by Pacific Rays Limited.

(2) Percent of class is calculated based on an aggregate of 956,941,066 Class A ordinary shares as disclosed in the prospectus dated December 8, 2020 filed pursuant to Rule 424(b)(4) on December 10, 2020.

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CUSIP No.	98422D105
1.	Names of Reporting Persons Xizang Qingyu Venture Capital Management Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 77,350,175 Class A ordinary shares (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 77,350,175 Class A ordinary shares (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,350,175 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1% (2)
12.	Type of Reporting Person (See Instructions) CO

(1) Represents 77,350,175 Class A ordinary shares held by Pacific Rays Limited, a limited liability company incorporated under the laws of the British Virgin Islands. Pacific Rays Limited is wholly owned by Shanghai Keji Enterprise Management Partnership (LLP). Shanghai Keji Enterprise Management Partnership (LLP) is controlled by Tianjin Hexie Qingyu Investment Management Partnership (LLP), its general partner. Tianjin Hexie Qingyu Investment Management Partnership (LLP) is controlled by Xizang Qingyu Venture Capital Management Co., Ltd., its general partner. Xizang Qingyu Venture Capital Management Co., Ltd. is wholly owned by four individuals, including Kuiguang Niu, Dongliang Lin, Fei Yang and Jingbo Wang, who have the voting power and dispositive power over the shares held by Pacific Rays Limited.

(2) Percent of class is calculated based on an aggregate of 956,941,066 Class A ordinary shares as disclosed in the prospectus dated December 8, 2020 filed pursuant to Rule 424(b)(4) on December 10, 2020.

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CUSIP No.	98422D105
1.	Names of Reporting Persons Kuiguang Niu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 77,350,175 Class A ordinary shares (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 77,350,175 Class A ordinary shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,350,175 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1% (2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents 77,350,175 Class A ordinary shares held by Pacific Rays Limited, a limited liability company incorporated under the laws of the British Virgin Islands. Pacific Rays Limited is wholly owned by Shanghai Keji Enterprise Management Partnership (LLP). Shanghai Keji Enterprise Management Partnership (LLP) is controlled by Tianjin Hexie Qingyu Investment Management Partnership (LLP), its general partner. Tianjin Hexie Qingyu Investment Management Partnership (LLP) is controlled by Xizang Qingyu Venture Capital Management Co., Ltd., its general partner. Xizang Qingyu Venture Capital Management Co., Ltd. is wholly owned by four individuals, including Kuiguang Niu, Dongliang Lin, Fei Yang and Jingbo Wang, who have the voting power and dispositive power over the shares held by Pacific Rays Limited.

(2) Percent of class is calculated based on an aggregate of 956,941,066 Class A ordinary shares as disclosed in the prospectus dated December 8, 2020 filed pursuant to Rule 424(b)(4) on December 10, 2020.

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CUSIP No.	98422D105
1.	Names of Reporting Persons Dongliang Lin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 77,350,175 Class A ordinary shares (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 77,350,175 Class A ordinary shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,350,175 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1% (2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents 77,350,175 Class A ordinary shares held by Pacific Rays Limited, a limited liability company incorporated under the laws of the British Virgin Islands. Pacific Rays Limited is wholly owned by Shanghai Keji Enterprise Management Partnership (LLP). Shanghai Keji Enterprise Management Partnership (LLP) is controlled by Tianjin Hexie Qingyu Investment Management Partnership (LLP), its general partner. Tianjin Hexie Qingyu Investment Management Partnership (LLP) is controlled by Xizang Qingyu Venture Capital Management Co., Ltd., its general partner. Xizang Qingyu Venture Capital Management Co., Ltd. is wholly owned by four individuals, including Kuiguang Niu, Dongliang Lin, Fei Yang and Jingbo Wang, who have the voting power and dispositive power over the shares held by Pacific Rays Limited.

(2) Percent of class is calculated based on an aggregate of 956,941,066 Class A ordinary shares as disclosed in the prospectus dated December 8, 2020 filed pursuant to Rule 424(b)(4) on December 10, 2020.

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CUSIP No.	98422D105
1.	Names of Reporting Persons Fei Yang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 77,350,175 Class A ordinary shares (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 77,350,175 Class A ordinary shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,350,175 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1% (2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents 77,350,175 Class A ordinary shares held by Pacific Rays Limited, a limited liability company incorporated under the laws of the British Virgin Islands. Pacific Rays Limited is wholly owned by Shanghai Keji Enterprise Management Partnership (LLP). Shanghai Keji Enterprise Management Partnership (LLP) is controlled by Tianjin Hexie Qingyu Investment Management Partnership (LLP), its general partner. Tianjin Hexie Qingyu Investment Management Partnership (LLP) is controlled by Xizang Qingyu Venture Capital Management Co., Ltd., its general partner. Xizang Qingyu Venture Capital Management Co., Ltd. is wholly owned by four individuals, including Kuiguang Niu, Dongliang Lin, Fei Yang and Jingbo Wang, who have the voting power and dispositive power over the shares held by Pacific Rays Limited.

(2) Percent of class is calculated based on an aggregate of 956,941,066 Class A ordinary shares as disclosed in the prospectus dated December 8, 2020 filed pursuant to Rule 424(b)(4) on December 10, 2020.

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CUSIP No.	98422D105
1.	Names of Reporting Persons Jingbo Wang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)  (b) 
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 77,350,175 Class A ordinary shares (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 77,350,175 Class A ordinary shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,350,175 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1% (2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents 77,350,175 Class A ordinary shares held by Pacific Rays Limited, a limited liability company incorporated under the laws of the British Virgin Islands. Pacific Rays Limited is wholly owned by Shanghai Keji Enterprise Management Partnership (LLP). Shanghai Keji Enterprise Management Partnership (LLP) is controlled by Tianjin Hexie Qingyu Investment Management Partnership (LLP), its general partner. Tianjin Hexie Qingyu Investment Management Partnership (LLP) is controlled by Xizang Qingyu Venture Capital Management Co., Ltd., its general partner. Xizang Qingyu Venture Capital Management Co., Ltd. is wholly owned by four individuals, including Kuiguang Niu, Dongliang Lin, Fei Yang and Jingbo Wang, who have the voting power and dispositive power over the shares held by Pacific Rays Limited.

(2) Percent of class is calculated based on an aggregate of 956,941,066 Class A ordinary shares as disclosed in the prospectus dated December 8, 2020 filed pursuant to Rule 424(b)(4) on December 10, 2020.

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Item 1(a).  Name of Issuer

XPeng Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices

No. 8 Songgang Road, Changxing Street

Cencun, Tianhe District, Guangzhou

Guangdong 510640, People’s Republic of China

Item 2(a).  Name of Persons Filing

1.	Pacific Rays Limited

2.	Shanghai Keji Enterprise Management Partnership (LLP)

3.	Tianjin Hexie Qingyu Investment Management Partnership (LLP)

4.	Xizang Qingyu Venture Capital Management Co., Ltd.

5.	Kuiguang Niu

6.	Dongliang Lin

7.	Fei Yang

8.	Jingbo Wang

Item 2(b).  Address of Principal Business Office or, If None, Residence

For all reporting persons:

c/o

Room 622, Tower A, COFCO Plaza, 8 Jianguomennei Street

Beijing 100005, People’s Republic of China

Item 2(c).  Citizenship

Pacific Rays Limited is organized under the British Virgin Islands. Each of Shanghai Keji Enterprise Management Partnership (LLP), Tianjin Hexie Qingyu Investment Management Partnership (LLP) and Xizang Qingyu Venture Capital Management Co., Ltd. is organized under the laws of the People’s Republic of China. Kuiguang Niu is a citizen of China. Fei Yang is a citizen of China. Dongliang Lin is a citizen of China. Kuiguang Niu is a citizen of China.

Item 2(d).  Title of Class of Securities

Class A ordinary shares, US$0.00001 par value per share

Item 2(e).  CUSIP Number

CUSIP number 98422D105 has been assigned to the ADSs of the Issuer.

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Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

N/A.

Item 4.  Ownership.

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class.

N/A.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

 N/A.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A.

Item 8.  Identification and Classification of Members of the Group.

N/A.

Item 9.  Notice of Dissolution of Group.

N/A.

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Item 10.  Certifications.

N/A.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

Pacific Rays Limited

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory

Shanghai Keji Enterprise Management Partnership (LLP) /s/ Seal of Shanghai Keji Enterprise Management Partnership (LLP)

By:	/s/ Kuiguang Niu
Name: Kuiguang Niu
Title: Authorized Signatory

Tianjin Hexie Qingyu Investment Management Partnership (LLP) /s/ Seal of Tianjin Hexie Qingyu Investment Management Partnership (LLP)

By:	/s/ Kuiguang Niu
Name: Kuiguang Niu
Title: Authorized Signatory

Xizang Qingyu Venture Capital Management Co., Ltd. /s/ Seal of Xizang Qingyu Venture Capital Management Co., Ltd.

By:	/s/ Kuiguang Niu
Name: Kuiguang Niu
Title: Authorized Signatory

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Kuiguang Niu

/s/ Kuiguang Niu

Dongliang Lin

/s/ Dongliang Lin

Fei Yang

/s/ Fei Yang

Jingbo Wang

/s/ Jingbo Wang

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Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree (i) to the joint filing, on behalf of each of them, of a statement on Schedule 13G (including amendments thereto) with respect to Class A ordinary shares, par value US$0.00001 per share of XPeng Inc., a Cayman Islands company; and (ii) that this joint filing agreement may be included as an Exhibit to such joint filing. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

Dated: February 10, 2021

Pacific Rays Limited

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatory

Shanghai Keji Enterprise Management Partnership (LLP) /s/ Seal of Shanghai Keji Enterprise Management Partnership (LLP)

By:	/s/ Kuiguang Niu
Name: Kuiguang Niu
Title: Authorized Signatory

Tianjin Hexie Qingyu Investment Management Partnership (LLP) /s/ Seal of Tianjin Hexie Qingyu Investment Management Partnership (LLP)

By:	/s/ Kuiguang Niu
Name: Kuiguang Niu
Title: Authorized Signatory

Xizang Qingyu Venture Capital Management Co., Ltd. /s/ Seal of Xizang Qingyu Venture Capital Management Co., Ltd.

By:	/s/ Kuiguang Niu
Name: Kuiguang Niu
Title: Authorized Signatory

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Kuiguang Niu

/s/ Kuiguang Niu

Dongliang Lin

/s/ Dongliang Lin

Fei Yang

/s/ Fei Yang

Jingbo Wang

/s/ Jingbo Wang

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